UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Change of total issued and outstanding number of shares of the Company

As previously disclosed, on May 16, 2025, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with several investors, pursuant to which the Company agreed to sell and issue (i) 10,000,000 Ordinary Shares (the “Ordinary Shares”), with no par value, of the Company; and (ii) Ordinary Share purchase warrants to purchase up to 100,000,000 Ordinary Shares (the “Warrants”); and (iii) up to 100,000,000 Ordinary Shares issuable upon exercise of the Warrants (the “Underlying Shares”). Each Ordinary Share is being sold together with two associated Warrants, each to purchase one Ordinary Share at a combined offering price of $0.51 per Ordinary Share and associated Warrants.

From May 30 to June 2, 2025, certain investors (the “Investors”) have exercised their Warrants under the alternate cashless exercise provision. According to which, the Investors may exercise the Warrants in exchange for 0.9 times the number of Ordinary Shares they would receive upon a standard cash exercise. Accordingly, the Company has cancelled the Warrants that were exercisable into 100,000,000 ordinary shares, and issued a total of 90,000,000 Underlying Shares to such Investors.

As of June 10, 2025, the Company’s total issued and outstanding number of shares were 116,027,758 Ordinary Shares.

The Underlying Shares, which have been issued, were issued pursuant to a prospectus supplement dated as of May 16, 2025, which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-282776), which became effective on November 4, 2024, and the base prospectus dated as of October 22, 2024 contained in such registration statement.

The foregoing descriptions of the Securities Purchase Agreement and the Warrants, are not complete, and are qualified in their entireties by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

Exhibits

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement, dated as of April May 16, 2025
10.2	Form of Ordinary Share Purchase Warrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 16, 2025

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

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